UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: 2/1/2023

(Date of earliest event reported)

RSE Innovation, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1119258
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

446 Broadway, 2nd FLOOR, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #URL2 membership interests; Series #URL1 membership interests

(Securities issued pursuant to Regulation A)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On February 1, 2023, the Board of Directors (the “Board”) of RSE Markets, Inc. (“RSE Markets”), accepted the resignation of George Leimer, who served as Chief Executive Officer (“CEO”) of RSE Markets.  In his capacity as CEO of RSE Markets, Mr. Leimer performed the functions of a principal executive officer for RSE Innovation, LLC.

ITEM 9. OTHER EVENTS

Christopher Bruno appointed as CEO

On February 1, 2023, the Board appointed Christopher Bruno to serve as CEO of RSE Markets.  He will continue serving as President of RSE Markets and as a member of the Board.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE INNOVATION, LLC

By: RSE Innovation Manager, LLC, its managing member

By: Rally Holdings LLC, its sole member

By: RSE Markets, Inc., its sole member

By: /s/ Christopher Bruno

Name: Christopher Bruno

Title: Chief Executive Officer & President

Dated: 2/9/2023